

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


JUN 27 2003

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year Ended **December 31, 2002** Commission File Number **1-1687**

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN
(Full title of the Plan)

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, Payroll and Benefits, of PPG Industries, Inc., Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of the Plan)

Date June 26, 2003

/s/ G. T. Welsh
G. T. Welsh, Director, Payroll, Benefits, and HRIS of PPG Industries, Inc. and Administrator of the Plan

PPG Industries Employee Savings Plan

Financial Statements for the
Years Ended December 31, 2002 and 2001,
Supplemental Schedules for the
Year Ended December 31, 2002, and
Independent Auditors' Report

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the PPG Industries Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, as listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of Plan management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

		PPG Stock Fund			
ASSETS	**Notes**	**Participant Directed (Supplemental)**	**Non-Participant Directed**	**S&P 500 Index Fund (Supplemental)**	**Stable Value Fund (Supplemental)**
INVESTMENTS:	1				
PPG Industries, Inc. common stock (at $50.15 per share):					
Allocated shares—20,674,486		$ 327,871,346	$ 708,954,127	$ -	$ -
Unallocated shares—2,893,359	4	-	145,101,954	-	-
Mutual Funds		-	-	-	-
S&P 500 Index Common Collective Trust		-	-	154,758,598	-
Stable Value Pool	3	-	-	-	563,884,893
Money Market Funds		15,420,607	87,416	-	-
Interest bearing cash		261,189	-	66,110	144,376
Loans to participants		-	-	-	-
Total investments		343,553,142	854,143,497	154,824,708	564,029,269
RECEIVABLES:					
Interest		14,440	4,486	-	-
Interfund transfer		8,135	-	231,229	1,985,532
Total receivables		22,575	4,486	231,229	1,985,532
TOTAL ASSETS		343,575,717	854,147,983	155,055,937	566,014,801
LIABILITIES					
ESOP LOANS	4	-	83,108,951	-	-
INTERFUND TRANSFER		1,393,043	-	150,327	553,036
SECURITY PURCHASES PENDING SETTLEMENT		-	-	-	17,321,698
OTHER LIABILITIES		8,798	-	-	-
TOTAL LIABILITIES		1,401,841	83,108,951	150,327	17,874,734
NET ASSETS AVAILABLE FOR BENEFITS		$ 342,173,876	$ 771,039,032	$ 154,905,610	$ 548,140,067

See notes to financial statements.

Growth Company Fund (Supplemental)	Growth & Income Fund (Supplemental)	Contra-fund (Supplemental)	Conservative Life Strategy Fund (Supplemental)	Moderate Life Strategy Fund (Supplemental)	Aggressive Life Strategy Fund (Supplemental)	Loan Fund (Supplemental)	Total
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,036,825,473
-	-	-	-	-	-	-	145,101,954
68,063,156	37,798,750	61,491,324	4,447,700	26,974,487	15,691,287	-	214,466,704
-	-	-	1,494,160	8,992,803	5,289,764	-	170,535,325
-	-	-	20,094,720	25,639,658	4,069,449	-	613,688,720
-	-	-	-	-	-	-	15,508,023
15,654	818	6,368	1,031	7,413	2,069	-	505,028
-	-	-	-	-	-	47,527,981	47,527,981
68,078,810	37,799,568	61,497,692	26,037,611	61,614,361	25,052,569	47,527,981	2,244,159,208
-	-	-	-	-	-	-	18,926
237,080	9,132	55,061	56,984	-	-	-	2,583,153
237,080	9,132	55,061	56,984	-	-	-	2,602,079
68,315,890	37,808,700	61,552,753	26,094,595	61,614,361	25,052,569	47,527,981	2,246,761,287
-	-	-	-	-	-	-	83,108,951
189,008	91,295	99,084	37,345	65,487	4,528	-	2,583,153
-	-	-	617,280	787,613	125,007	-	18,851,598
-	-	-	5,086	5,086	5,089	-	24,059
189,008	91,295	99,084	659,711	858,186	134,624	-	104,567,761
$ 68,126,882	$ 37,717,405	$ 61,453,669	$ 25,434,884	$ 60,756,175	$ 24,917,945	$ 47,527,981	$ 2,142,193,526

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

		PPG Stock Fund			
ASSETS	Notes	Participant Directed (Supplemental)	Non-Participant Directed	S&P 500 Index Fund (Supplemental)	Stable Value Fund (Supplemental)
INVESTMENTS:	1				
PPG Industries, Inc. common stock (at $51.72 per share):					
Allocated shares—22,005,182		$ 359,753,094	$ 778,354,919	$ -	$ -
Unallocated shares—3,654,487	4	-	189,010,068	-	-
Mutual Funds		-	-	-	-
S&P 500 Index Common Collective Trust		-	-	215,592,960	-
Stable Value Pool	3	-	-	-	446,040,641
Money Market Funds		6,854,937	695,372	-	-
Interest bearing cash		702,755	-	263,725	203,529
Loans to participants		-	-	-	-
Total investments		367,310,786	968,060,359	215,856,685	446,244,170
RECEIVABLES:					
Interest		7,515	7,514	-	-
Interfund transfer		415,448	-	35,879	241,772
Total receivables		422,963	7,514	35,879	241,772
TOTAL ASSETS		367,733,749	968,067,873	215,892,564	446,485,942
LIABILITIES					
ESOP LOANS	4	-	105,710,951	-	-
INTERFUND TRANSFER		253,079	-	31,716	1,162,301
SECURITY PURCHASES PENDING SETTLEMENT		1,231,849	-	-	-
OTHER LIABILITIES		8,965	-	-	167
TOTAL LIABILITIES		1,493,893	105,710,951	31,716	1,162,468
NET ASSETS AVAILABLE FOR BENEFITS		$ 366,239,856	$ 862,356,922	$ 215,860,848	$ 445,323,474

See notes to financial statements.

Growth Company Fund (Supplemental)	Growth & Income Fund (Supplemental)	Contra-fund (Supplemental)	Conservative Life Strategy Fund (Supplemental)	Moderate Life Strategy Fund (Supplemental)	Aggressive Life Strategy Fund (Supplemental)	Loan Fund (Supplemental)	Total
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,138,108,013
-	-	-	-	-	-	-	189,010,068
113,259,853	46,174,402	63,623,323	4,362,177	36,981,648	20,381,304	-	284,782,707
-	-	-	1,456,588	12,221,178	6,767,501	-	236,038,227
-	-	-	17,949,963	32,835,205	5,273,233	-	502,099,042
-	-	-	-	-	-	-	7,550,309
9,251	9,997	10,352	-	172,798	2,234	-	1,374,641
-	-	-	-	-	-	47,275,964	47,275,964
113,269,104	46,184,399	63,633,675	23,768,728	82,210,829	32,424,272	47,275,964	2,406,238,971
-	-	-	-	-	-	-	15,029
734,641	40,233	10,783	-	-	9,604	-	1,488,360
734,641	40,233	10,783	-	-	9,604	-	1,503,389
114,003,745	46,224,632	63,644,458	23,768,728	82,210,829	32,433,876	47,275,964	2,407,742,360
-	-	-	-	-	-	-	105,710,951
19,365	-	865	-	1,401	19,633	-	1,488,360
-	-	-	-	-	-	-	1,231,849
-	-	-	10,091	10,091	5,090	-	34,404
19,365	-	865	10,091	11,492	24,723	-	108,465,564
$ 113,984,380	$ 46,224,632	$ 63,643,593	$ 23,758,637	$ 82,199,337	$ 32,409,153	$ 47,275,964	$ 2,299,276,796

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002

		PPG Stock Fund			
ADDITIONS	**Notes**	**Participant Directed (Supplemental)**	**Non-Participant Directed**	**S&P 500 Index Fund (Supplemental)**	**Stable Value Fund (Supplemental)**
NET INVESTMENT (LOSS) INCOME:					
Dividends:					
Allocated		$ 11,579,764	$ 24,318,108	$ -	$ -
Unallocated		-	5,648,594	-	-
Interest		1,313,376	1,012,085	347,232	435,947
Administrative expenses		(324,994)	(808,106)	(145,717)	(421,356)
Net (depreciation) appreciation in fair value of investments		(12,952,188)	(24,510,515)	(47,030,061)	27,153,812
Net investment (loss) income		(384,042)	5,660,166	(46,828,546)	27,168,403
CONTRIBUTIONS:	2				
Employer—allocated		-	21,504,690	-	-
Employee		18,647,207	-	10,094,968	12,022,620
Total contributions		18,647,207	21,504,690	10,094,968	12,022,620
NET ADDITIONS		18,263,165	27,164,856	(36,733,578)	39,191,023
DEDUCTIONS					
WITHDRAWALS		24,392,959	45,490,272	14,642,820	46,731,233
INTEREST EXPENSE	4	-	4,383,552	-	-
TOTAL DEDUCTIONS		24,392,959	49,873,824	14,642,820	46,731,233
NET DECREASE PRIOR TO FUND TRANSFERS		(6,129,794)	(22,708,968)	(51,376,398)	(7,540,210)
NET FUND TRANSFERS		(17,936,186)	(68,608,922)	(9,578,840)	110,356,803
NET (DECREASE) INCREASE		(24,065,980)	(91,317,890)	(60,955,238)	102,816,593
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year		366,239,856	862,356,922	215,860,848	445,323,474
NET ASSETS AVAILABLE FOR BENEFITS—End of year		$ 342,173,876	$ 771,039,032	$ 154,905,610	$ 548,140,067

See notes to financial statements.

Growth Company Fund (Supplemental)	Growth & Income Fund (Supplemental)	Contra-fund (Supplemental)	Conservative Life Strategy Fund (Supplemental)	Moderate Life Strategy Fund (Supplemental)	Aggressive Life Strategy Fund (Supplemental)	Loan Fund (Supplemental)	Total
$ -	$ -	$ -	$ 16,816	$ 117,285	$ 67,594	$ -	$ 36,099,567
-	-	-	-	-	-	-	5,648,594
278,447	520,759	229,641	27,410	87,910	87,278	-	4,340,085
(67,243)	(34,376)	(53,492)	(34,993)	(72,296)	(43,238)	-	(2,005,811)
(37,997,214)	(9,348,675)	(7,375,134)	(286,598)	(8,649,878)	(5,730,401)	-	(126,726,852)
(37,786,010)	(8,862,292)	(7,198,985)	(277,365)	(8,516,979)	(5,618,767)	-	(82,644,417)
-	-	-	-	-	-	-	21,504,690
8,218,187	3,622,464	5,303,143	919,890	2,840,285	3,131,042	-	64,799,806
8,218,187	3,622,464	5,303,143	919,890	2,840,285	3,131,042	-	86,304,496
(29,567,823)	(5,239,828)	(1,895,842)	642,525	(5,676,694)	(2,487,725)	-	3,660,079
5,175,297	2,955,769	3,494,259	2,240,509	7,180,089	1,894,309	2,162,281	156,359,797
-	-	-	-	-	-	-	4,383,552
5,175,297	2,955,769	3,494,259	2,240,509	7,180,089	1,894,309	2,162,281	160,743,349
(34,743,120)	(8,195,597)	(5,390,101)	(1,597,984)	(12,856,783)	(4,382,034)	(2,162,281)	(157,083,270)
(11,114,378)	(311,630)	3,200,177	3,274,231	(8,586,379)	(3,109,174)	2,414,298	-
(45,857,498)	(8,507,227)	(2,189,924)	1,676,247	(21,443,162)	(7,491,208)	252,017	(157,083,270)
113,984,380	46,224,632	63,643,593	23,758,637	82,199,337	32,409,153	47,275,964	2,299,276,796
$ 68,126,882	$ 37,717,405	$ 61,453,669	$ 25,434,884	$ 60,756,175	$ 24,917,945	$ 47,527,981	$ 2,142,193,526

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

ADDITIONS	Notes	PPG Stock Fund Participant Directed (Supplemental)	PPG Stock Fund Non-Participant Directed	S&P 500 Index Fund (Supplemental)	Stable Value Fund (Supplemental)
NET INVESTMENT INCOME (LOSS):					
Dividends:					
Allocated		$ 12,291,948	$ 25,304,248	$ -	$ -
Unallocated		-	6,668,539	-	-
Interest		1,367,836	1,222,988	430,328	411,849
Administrative expenses		(345,644)	(647,864)	(160,996)	(311,928)
Net appreciation (depreciation) in fair value of investments		44,306,503	88,496,591	(30,444,356)	25,031,138
Net investment income (loss)		57,620,643	121,044,502	(30,175,024)	25,131,059
CONTRIBUTIONS:	2				
Employer—allocated		-	33,560,901	-	-
Employee		20,087,937	-	11,069,905	9,313,905
Total contributions		20,087,937	33,560,901	11,069,905	9,313,905
NET ADDITIONS		77,708,580	154,605,403	(19,105,119)	34,444,964
DEDUCTIONS					
WITHDRAWALS		24,945,431	48,129,946	17,385,153	48,297,712
INTEREST EXPENSE	4	-	7,178,647	-	-
TOTAL DEDUCTIONS		24,945,431	55,308,593	17,385,153	48,297,712
NET INCREASE (DECREASE) PRIOR TO FUND TRANSFERS		52,763,149	99,296,810	(36,490,272)	(13,852,748)
NET FUND TRANSFERS		(44,658,181)	(30,347,577)	1,152,796	83,429,182
NET INCREASE (DECREASE)		8,104,968	68,949,233	(35,337,476)	69,576,434
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year		358,134,888	793,407,689	251,198,324	375,747,040
NET ASSETS AVAILABLE FOR BENEFITS—End of year		$ 366,239,856	$ 862,356,922	$ 215,860,848	$ 445,323,474

See notes to financial statements.

Growth Company Fund (Supplemental)	Growth & Income Fund (Supplemental)	Contra-fund (Supplemental)	Conservative Life Strategy Fund (Supplemental)	Moderate Life Strategy Fund (Supplemental)	Aggressive Life Strategy Fund (Supplemental)	Loan Fund (Supplemental)	Total
$ 342,919	$ 916,817	$ 358,473	$ 40,422	$ 359,110	$ 191,854	$ -	$ 39,805,791
-	-	-	-	-	-	-	6,668,539
389,609	95,289	171,413	23,714	105,247	93,910	-	4,312,183
(82,320)	(32,549)	(46,155)	(38,737)	(81,772)	(43,406)	-	(1,791,371)
(40,350,683)	(5,475,588)	(9,769,792)	191,214	(6,856,986)	(4,314,779)	-	60,813,262
(39,700,475)	(4,496,031)	(9,286,061)	216,613	(6,474,401)	(4,072,421)	-	109,808,404
-	-	-	-	-	-	-	33,560,901
10,087,437	3,469,368	5,144,336	671,686	3,049,849	3,179,205	-	66,073,628
10,087,437	3,469,368	5,144,336	671,686	3,049,849	3,179,205	-	99,634,529
(29,613,038)	(1,026,663)	(4,141,725)	888,299	(3,424,552)	(893,216)	-	209,442,933
6,515,118	3,667,981	4,809,147	3,550,349	6,903,073	2,016,063	2,363,322	168,583,295
-	-	-	-	-	-	-	7,178,647
6,515,118	3,667,981	4,809,147	3,550,349	6,903,073	2,016,063	2,363,322	175,761,942
(36,128,156)	(4,694,644)	(8,950,872)	(2,662,050)	(10,327,625)	(2,909,279)	(2,363,322)	33,680,991
(2,311,654)	3,660,866	(1,494,715)	(3,909,199)	(4,627,928)	(2,611,700)	1,718,110	-
(38,439,810)	(1,033,778)	(10,445,587)	(6,571,249)	(14,955,553)	(5,520,979)	(645,212)	33,680,991
152,424,190	47,258,410	74,089,180	30,329,886	97,154,890	37,930,132	47,921,176	2,265,595,805
$ 113,984,380	$ 46,224,632	$ 63,643,593	$ 23,758,637	$ 82,199,337	$ 32,409,153	$ 47,275,964	$ 2,299,276,796

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting—The financial statements of the PPG Industries Employee Savings Plan (the "Plan") are prepared on the accrual basis of accounting, except for benefits payable, which is not recorded as a liability of the Plan in accordance with the AICPA Audit and Accounting Guide, *Audits of Employee Benefit Plans*. As of December 31, 2002 and 2001, net assets available for benefits included benefits of $229,071 and $621,334, respectively, due to participants who had requested withdrawals, including loans, from the Plan as of those dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Options—Investment options available to participants for the years ended December 31, 2002 and 2001 consisted of:

- Fidelity Mutual Funds—Growth Company Fund, Growth & Income Fund, and Contrafund

- Conservative, Moderate and Aggressive Life Strategy Funds, are Plan-specific, custom funds that are only available to Plan participants, consisting of investments that closely correspond to a pre-established asset allocation to some of the other fund options as follows:

	Conservative	Moderate	Aggressive
S&P Index Common Collective Trust	6 %	15 %	21 %
Growth Company Fund	6 %	15 %	21 %
Growth & Income Fund	6 %	15 %	21 %
Contrafund	6 %	15 %	21 %
Stable Value Pool	76 %	40 %	16 %
	100 %	100 %	100 %

- PPG Stock Fund, which includes employer securities and a small percentage of short-term cash investments; the S&P 500 Index Fund, a commingled pool; and the Stable Value Fund, a pooled separate account, as discussed below.

Investment Valuation—Investments are generally stated at fair value. Investments in securities traded on security exchanges and mutual funds are valued at the New York Stock Exchange ("NYSE") closing sales price on the last business day of the Plan year with the exception of the unallocated shares (shares held by the Employee Stock Ownership Plan, or "ESOP") in the PPG Stock Fund which are valued at the closing composite price, which includes trades on the NYSE, as well as the Pacific and Philadelphia exchanges. Listed securities for which no sale was reported on that date are valued at bid quotations.

The S&P 500 Index Fund is a commingled pool, managed by Barclay's Global Investors ("BGI") that primarily invests in the common stocks of the 500 companies that make up the Standard & Poor's Composite Stock Index ("S&P 500"). The fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividend re-invested. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool was determined by BGI, and is based upon the fair value of the underlying securities held by the commingled pool.

The Stable Value Pool is a pooled separate account, with Fidelity Management Trust Company ("FMTC"), as the fund advisor which invests in a diversified portfolio of fixed income securities such as Yankee bonds, U.S. government obligations, mortgage related and asset-backed securities and corporate debt securities. The objective of the Stable Value Pool is to provide participants with preservation of principal and accumulated interest, book value liquidity for loans, withdrawals or transfers, and investment returns similar to intermediate bonds with less risk or volatility. The Stable Value Pool also includes constant duration synthetic investment contracts ("synthetic GICs") which guarantee specified rates of return. The Plan utilizes synthetic GICs to implement its Stable Value Fund investment offering. The use of synthetic GICs allows for control over the underlying securities in the portfolio while still being able to offer the book value liquidity for benefits to the Plan participants (benefit responsive). The book value guarantee results in a stable return and reduces the volatility normally associated with a bond fund. These contracts are valued at contract value. At December 31, 2002 and 2001, the fair value of the assets of the Stable Value Pool, which were included under such contracts, was $647,270,483 and $517,479,109, respectively. The fair value adjustment of the synthetic GICs represents the difference between the fair value of the Stable Value Pool investments and the resulting contract value of such investments (see Note 3). The crediting interest rates on these contracts are reset quarterly. The average yield and crediting interest rates of such synthetic GICs approximated 5.4% and 6.0% for 2002 and 2001, respectively.

The Conservative, Moderate and Aggressive Life Strategy funds are valued in a manner consistent with those described above, as they represent a pre-established asset allocation to some of the other investment options of the Plan.

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only.

a. *Administration*—The Director, Payroll, Benefits and Human Resources Information Systems, of PPG Industries, Inc. (the "Company" or "PPG") is responsible for the administration of the Plan (the "Administrator"). The Plan pays the fees associated with administering the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The Plan was converted to an ESOP on December 1, 1988. See Note 4.

b. *Trustees of the Plan Assets*—Mellon Bank, N.A. ("Mellon") is the trustee of the unallocated ESOP shares held in the PPG Stock Fund as of December 31, 2002 and 2001. FMTC is the trustee for all other funds as of December 31, 2002 and 2001.

c. *Eligibility to Participate in the Plan*—The Plan is designed for U.S. salaried and hourly employees who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month which is coincident with or following his or her original hire date.

d. *Contributions*—Contributions under the Plan are made by both the participants and the Company. During 2001, participants could elect to contribute from 1% to 16% of their eligible base earnings, either on a before-tax, after-tax, or combined basis. Effective January 1, 2002, the Plan was amended to include an increase in the participant maximum contribution rate to 25% of their eligible base earnings. Company matching contributions are computed by multiplying each participant's monthly contributions or portion thereof, as defined by the Plan, by a percentage based upon the Company's return on capital of the prior year. Such percentage ranges from a minimum of 50% to a maximum of 125%, and is applied to a maximum of 6% of eligible base earnings. The percentage was 50% and 70% in 2002 and 2001, respectively. Employee contributions also include rollovers from other qualified plans.

e. *Participant Accounts*—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of fund earnings, and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan.

f. *Vesting*—Participant contributions, Company match, and related earnings are vested immediately and become nonforfeitable.

g. *Payment of Benefits*—On termination of service due to retirement, disability, or voluntary or involuntary separation from service, a participant may elect how to receive payment of his or her account from several choices including a complete or partial lump-sum distribution or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance.

   Payments to designated beneficiaries upon death of the participant are paid as lump-sum distributions within 6 months of the date the assets are transferred into the account of the designated beneficiary(ies).

h. *Participant Loans*—All active participants, excluding those with an account balance less than $2,000, those who have two existing loans, those who have defaulted on an existing loan within the past 36 months, and those who have not paid off a loan in the past 30 days, may borrow from their account a minimum of $1,000, up to a maximum equal to the lessor of $50,000 or 50% of their account balance, reduced by the highest outstanding loan balance over the past 12 months. General purpose loans requested on or after October 1, 1999 have a loan term of 12 to 56 months. General purpose loans requested prior to October 1, 1999 have a term of 12 to 60 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants' account balance and bear interest at a rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.

i. *Termination of Plan*—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all unallocated shares remaining after the settlement of the Plan's obligations will be allocated and the affected participants will receive all amounts credited to their accounts.

j. *Voting Rights*—Participants have voting rights for the shares of PPG common stock which are allocated to their accounts.

k. *Tax Status*—The Internal Revenue Service has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions or investment income until such time as a withdrawal is made. Participants should refer to the Summary Plan Description (Handbook) dated April 3, 2000 for more information on the Plan.

l. *Plan Changes*—Effective January 1, 2002, the Plan was amended to include provisions of the Economic Growth and Tax Relief and Reconciliation Act, including increasing the participant maximum contribution rate to 25% of their eligible base earnings, reducing the hardship withdrawal suspension period to 6 months and allowing, at the request of the participant, after-tax contributions to be rolled over into another plan or tax-deferred program. Additionally, amounts available to participants for new loans are now being reduced by the accrued interest on any loan in default calculated until the default date.

Effective June 3, 2002, for active participants beginning on January 1 of the year the participant becomes 45 years old (and through January 1 of the year the participant becomes 50), 25% of their Company match monies may be diversified into the other investment options by the participant and thus considered to be participant directed. This percentage increases to 50% on January 1 of the year the active participant becomes 50 years old (through January 1 of the year the participant becomes 55). On January 1, during the year the participant turns 55, 100% of the participants account is considered participant directed. Also the number of fund transfers allowed per calendar quarter was increased to five from three.

Effective November 2002, the Plan was amended to allow participants to pay off existing and future loans after 6 scheduled monthly payments have been made. In addition, for current outstanding loans, employees are no longer permitted to make accelerated loan payments.

3. STABLE VALUE POOL

The Stable Value Fund, the Conservative Life Strategy Fund, the Moderate Life Strategy Fund, and the Aggressive Life Strategy Fund had approximately 100%, 77%, 42% and 16% in 2002 and 100%, 76%, 40% and 16% in 2001, of their investments, respectively, in the Stable Value Pool. The types of securities included in the Stable Value Pool are as follows:

	2002	2001
At fair value:		
Money Market Funds	$ 35,674,495	$ 49,523,020
Foreign Obligations	-	2,201,487
Yankee Bonds	7,281,369	11,114,716
U.S. Government Obligations	217,622,663	122,565,761
Corporate Bonds	185,942,878	170,453,114
Mortgage Related Securities	120,569,164	85,326,301
Asset Backed Securities	80,179,914	76,294,710
Fair value of securities	647,270,483	517,479,109
Fair value adjustment of synthetic investment contracts (see Note 1)	(33,581,763)	(15,380,067)
Contract value of Stable Value Pool	$ 613,688,720	$ 502,099,042

4. ESOP LOANS

The Plan and a former savings plan were converted to an ESOP on December 1, 1988. During the nine-month period ended September 30, 1989, the Plan borrowed $272 million from the Company and other lenders. The borrowings from other lenders are guaranteed by the Company. The proceeds from these borrowings were used to purchase approximately 12 million shares of PPG Common Stock from the Company and in the open market. Since 1990, the Plan has also borrowed from the Company $215 million to purchase approximately 5,375,000 shares of PPG Common Stock in the open market at various dates. This includes $2 million borrowed on February 5, 2001 and $30 million borrowed on May 1, 2001, which were used to purchase 583,598 shares of PPG Common Stock, in the open market, at various dates in 2001. The purchased shares initially represent an unallocated investment of the Plan which is allocated to individual participants' accounts as the Plan's loans are repaid. For the year ended December 31, 2002, there were no additional borrowings and no additional shares were purchased. For each of the years ended December 31, 2002 and 2001, approximately $20 million in shares was transferred from the unallocated portion of the PPG Stock Fund to the allocated portion of the PPG Stock Fund to satisfy Company match requirements. The Plan obtains funds to repay the loans primarily through dividends on the PPG common stock and Company contributions. As of December 31, 2002, the Plan has repaid approximately $404 million of these loans. Of the total debt outstanding at December 31, 2002, approximately $6 million was owed to the Company with a variable interest rate (4.61% and 4.75% at December 31, 2002 and 2001, respectively), $31 million bears a fixed interest rate which approximates 8.5% per annum, while the remaining borrowings bear variable rates which approximated 1.27% and 1.9% per annum as of December 31, 2002 and 2001, respectively. The various borrowings mature from 2003 to 2009.

Scheduled repayments of the ESOP loans outstanding at December 31, 2002 are as follows:

2003	$ 12,502,000
2004	12,699,000
2005	12,502,000
2006	12,599,000
2007	12,502,000
Thereafter	20,304,951
Total	$ 83,108,951

The ESOP loans had fair values of approximately $87 million and $108 million at December 31, 2002 and 2001, respectively. The fair values of the ESOP loans were based upon quoted market prices of the same or similar instruments or based upon the rates available to the Company for instruments of the same remaining maturities.

5. NON-PARTICIPANT DIRECTED INVESTMENTS

All monies invested in the Plan, with the exception of the Company contributions, are participant directed. The Company contributions are shown separately in the financial statements as non-participant directed investments in the PPG Stock Fund. As disclosed in Note 2, Company contributions become participant directed at certain ages and upon separation from service for any reason at any age. At December 31, 2002 and 2001, of the investments in the PPG Stock Fund that are non-participant directed, $383,241,252 and $311,371,156, respectively, were participant directed based on the age guidelines disclosed in Note 2 and $55,346,302 and $57,199,479, respectively, were held by separated from service participants under 55.

6. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceeded 5% of net assets at December 31, 2002 and 2001 are as follows:

Description of Investment	2002	2001
PPG Industries Common Stock *	$ 1,181,927,427	$ 1,327,118,081
Stable Value Pool	613,688,720	502,099,042
S&P 500 Index Common Collective Trust	170,535,325	236,038,227
Fidelity Growth Company Fund	-	133,554,531

* Includes $854,056,081 in 2002 and $967,364,987 in 2001 of non-participant directed investments.

7. SUBSEQUENT EVENTS

In May 2003, the Employee Benefits Committee of the Company approved the addition of three new asset class options to the Plan; an intermediate bond fund, a small capitalization equity fund and an international equity fund. The specific fund options have not yet been selected. Additionally, they approved changes to the Aggressive, Moderate and Conservative Life Strategy fund options. The new options and changes are expected to be available to participants on January 1, 2004.

* * * * * *

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
PPG Stock Fund (includes both participant and non-participant directed monies):			
Common Stock:			
* PPG Industries Common Stock—allocated	20,674,486	$1,143,001,301	$1,036,825,473
* PPG Industries Common Stock—unallocated	2,893,359	160,841,532	145,101,954
Total Common Stock		1,303,842,833	1,181,927,427
Other Investments:			
* Fidelity Inst Cash Portfolio—MM Fund Class I	15,420,607	15,420,607	15,420,607
* EB Temporary Investment Fund—Mellon Bank	87,416	87,416	87,416
Interest bearing cash—Bankers Trust	261,189	261,189	261,189
Total Other Investments		15,769,212	15,769,212
Total PPG Stock Fund		$1,319,612,045	$1,197,696,639
S&P 500 Index Fund:			
Common Collective Trust:			
* BGI Equity Index Fund T	5,882,121		$ 154,758,598
Total Common Collective Trust			154,758,598
Other Investments:			
Interest bearing cash—Bankers Trust	66,110		66,110
Total Other Investments			66,110
Total S&P 500 Index Fund			$ 154,824,708
Stable Value Fund:			
Stable Value Pool:			
Money Market Funds:			
* Fidelity Inst Cash Portfolio: MM Fund Class I	14,991,375		$ 14,991,375
Bankers Trust Pyramid Directed Account Cash Fund	20,683,120		20,683,120
Total Money Market Funds			35,674,495

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
Yankee Bonds:		
ABBEY NAT YANK, 8.2%, 10/15/14	2,000,000	$ 2,240,008
QUEBEC YANK, 6.5%, 1/17/06	540,000	614,463
SASKATCHEW PROVYANK, 8.0%, 7/15/04	3,935,000	4,426,898
Total Yankee Bonds		7,281,369
U.S. Government Obligations:		
FHLMC, 4.5%, 4/15/05-03	2,435,000	2,477,610
FHLMC, 4.25%, 6/06/05-03	1,310,000	1,327,613
FHLB, 5.375%, 1/05/04	15,000,000	16,017,942
FHLB, 5.215%, 1/12/04	4,000,000	4,255,086
FHLMC, 5.75%, 3/15/09	4,000,000	4,559,410
FHLMC, 7%, 7/15/05	2,000,000	2,308,152
FHLMC, 5.5%, 7/15/06	10,500,000	11,808,564
FHLMC, 3.25%, 11/15/04	500,000	516,084
FNMA, 4.75%, 11/14/03	8,515,000	8,818,581
FNMA, 6.5%, 8/15/04	14,104,000	15,550,472
FNMA, 5.5%, 2/15/06	18,000,000	20,058,962
FNMA, 4.75%, 1/02/07 SUBS	1,720,000	1,865,146
FANNIEMAE, 2.75%, 12/16/05-03	2,500,000	2,522,505
USTB, 11.75%, 2/15/10, C05	8,000,000	9,991,614
USTB, 10%, 5/15/10	4,700,000	5,626,851
USTB, 10.375%, 11/15/12	6,715,000	9,065,467
USTN, 7.875%, 11/15/04	47,000,000	52,964,509
USTN, 6.5%, 10/15/06	5,095,000	5,923,053
USTN, 6.625%, 5/15/07	4,493,000	5,283,173
USTN, 5.625%, 5/15/08	23,750,000	27,118,562
USTN, 2.875%, 6/30/04	9,355,000	9,563,307
Total U.S. Government Obligations		217,622,663
Corporate Bonds:		
ABN AMRO GLBL, 7.25%, 5/31/05	460,000	510,399
AT&T CORP, 6.375%, 3/15/04	3,200,000	3,304,367
ALABAMA POWER, 4.875%, 9/01/04	1,610,000	1,700,205
ALCOA INC., 4.25%, 8/15/07	1,500,000	1,586,154
ALLIANCE CAPTL, 5.625%, 8/15/06	2,000,000	2,147,858
ALLSTATE CORP., 7.875%, 5/01/05	1,655,000	1,871,782
AGFC SR MTN, 5.875%, 7/14/06 F	1,020,000	1,110,635
AGFC SR MTN, 4.5%, 11/15/07	2,350,000	2,429,700
AMOCO CANADA YNK, 6.75%, 2/15/05	2,000,000	2,215,934
AMVESCAP PLC, 5.9%, 1/15/07	381,000	414,538
ANZ, 7.55%, 9/15/06	350,000	405,354
BANKAMER., 4.75%, 10/15/06	2,000,000	2,136,606

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
BANKAMER GLBL, 3.875%, 1/15/08	2,000,000	$ 2,036,421
BONYINC, 8.5%, 12/15/04	818,000	918,268
BONYINC, 4.25%/3ML, 9/04/12	610,000	634,115
BANKONE GLBL, 6.5%, 2/01/06	3,000,000	3,395,119
BEAR, 5.7%, 1/15/07	2,000,000	2,211,993
BOEING CAP CORP, 7.1%, 9/27/05	1,510,000	1,663,651
BRIT CLMB PRV, 4.625%, 10/0/06, GLB	1,705,000	1,828,779
BRIT COLMB PROV, 7.25%, 2/08/05	295,000	344,869
BRITISH TEL GBL, 7.875%, 12/15/05	3,000,000	3,393,615
CIT GROUP GLBL, 7.125%, 10/15/04	760,000	814,575
CIT GROUP GLBL, 6.5%, 2/07/06 DT	65,000	70,143
CIT GROUP INC., 7.375%, 4/02/07	120,000	133,013
CIT GRP MTN CHI, 5.625%, 5/17/04	965,000	998,678
CHASE MTN, 6.75%, 12/01/04	3,000,000	3,233,016
CITIGROUP GLBL, 6.75%, 12/1/05 DT	4,000,000	4,470,400
CITIGROUP, 5.75%, 5/10/06	2,530,000	2,767,121
CITICORP, 6.75%, 8/15/05	525,000	595,578
COMP SCI, 7.5%, 8/08/05	1,380,000	1,550,544
COSTCO WHL CRP, 5.5%, 3/15/07	720,000	786,437
COUNTRYWIDE HOM, 5.5%, 2/01/07	1,000,000	1,084,673
COUNTRYWIDE HOM, 5.625%, 5/15/07	1,500,000	1,615,217
COUNTRYWIDE HOM, 3.5%, 12/19/05	295,000	298,018
CREDIT SUISSE GLBL, 5.875%, 8/06	450,000	492,956
CREDIT SUISSE F, 5.75%, 4/15/07	500,000	541,310
CREDIT SUISSE F, 4.625%, 1/15/08	300,000	304,638
DAIMLERCHRYS MTN, 3.4%, 12/15/04	1,000,000	1,008,829
DAIMBZNA, 7.4%, 1/20/05	865,000	960,851
DAIMBZNA, 7.25%, 1/18/06	500,000	564,951
DCX, 6.4%, 5/15/06	1,725,000	1,873,586
JOHN DEERE CA MTN, 4.125%, 7/15/05	500,000	526,919
DIAGEO PLC, 3.5%, 11/19/07	500,000	504,590
EKSPORTFINANS A, 5.75%, 6/06/06, GLB	1,010,000	1,102,090
FIRST DATA CORP GLB, 4.7%, 11/1/06	965,000	1,018,854
FIRST UN GBL, 7.55%, 8/18/05, DT	2,140,000	2,470,874
FLEETBOSTON GLB, 7.25%, 9/15/05, DT	2,145,000	2,420,901
FL PWR&LT, 6.875%, 12/01/05	1,365,000	1,529,879
FORD MTR CR GLBL, 6.875%, 2/01/06	1,000,000	1,030,398
GTE, 6.36%, 4/15/06	2,000,000	2,186,629
GANNETT CO INC., 4.95%, 4/01/05	1,020,000	1,092,085
GECAPMTN, 5%, 6/15/07	5,500,000	5,835,886
GMAC MTN, 5.36%, 7/27/04	1,000,000	1,035,215
GMAC GLOBAL, 7.5%, 7/15/05 DT	2,120,000	2,305,859
GMAC, 6.75%, 1/15/06	2,130,000	2,272,167
GMAC GLBL, 6.125%, 8/28/07	500,000	516,199

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
GOLDMAN SACHS, 7.625%, 8/17/05	3,000,000	$ 3,468,426
HSBC USA INC NE, 7%, 11/01/06	480,000	544,444
HARTFORD FINL SV, 4.7%, 9/01/07	270,000	275,890
HEWLETT, 5.75%, 12/15/06, GLBL	620,000	667,866
HEWLETT, 5.5%, 7/01/07	1,250,000	1,375,942
HOUSEHOLD GBL, 5.875%, 2/01/09, DT	355,000	373,064
HOUSEHOLD FIN, 8%, 5/09/05, DT	560,000	611,283
HOUSEHOLD, 6.5%, 1/24/06	1,490,000	1,628,971
HOUSEHOLD GLBL, 5.75%, 1/30/07, DT	2,950,000	3,158,663
INTL BK REC & DEV, 5%, 3/28/06	3,000,000	3,278,750
KEYCORP MTN, 4.625%, 5/16/05	930,000	977,612
KEYSPAN CORP, 7.25%, 11/15/05	2,000,000	2,261,216
LEHMHLD GLBL, 6.25%, 5/15/06, DT	2,645,000	2,913,000
LOWE'S, 7.5%, 12/15/05	500,000	571,839
MELLON FUNDING, 7.5%, 6/15/05	350,000	394,070
MERRILL LYNCH B MTN, 6.15%, 1/26/06	1,250,000	1,385,475
MERRILL LYN CO, 6.13%, 5/16/06	4,000,000	4,379,346
MSTDW, 5.625%, 1/20/04	1,000,000	1,065,434
MORGAN STAN GBL, 7.75%, 6/15/05	940,000	1,052,006
MORGAN STANLEY, 6.1%, 4/15/06	400,000	440,897
MSTDW, 5.8%, 4/01/07	1,000,000	1,099,241
NATL WESTMN BC, 9.375%, 11/15/03	5,000,000	5,381,076
NEW BRUNSWICK, 6.5%, 6/20/05	1,800,000	1,986,583
NEW COURT CR GRP, 6.875%, 2/16/05	120,000	129,225
NORTRN, 6.7%, 9/15/05	1,000,000	1,121,831
NORWEST FINL, 6.7%, 9/22/04	5,000,000	5,481,370
ONTARIO PROV GBL, 7%, 8/04/05	1,185,000	1,355,949
ONTARIO PROV, 6%, 2/21/06	480,000	537,653
PNCFUND, 7%, 9/01/04	1,500,000	1,630,444
PNCFUND, 5.75%, 8/01/06	1,925,000	2,106,742
PPL ELEC UTILS, 5.875%, 8/15/07	2,000,000	2,224,641
PHILIP MORRIS, 7%, 7/15/05	2,500,000	2,796,107
PHILLIPS PETE GLB, 8.5%, 5/25/05	1,500,000	1,718,429
QUEBEC GLOBAL, 5.5%, 4/11/06	1,460,000	1,574,797
QUEBEC PROV GLB, 5%, 7/17/09	1,000,000	1,091,278
REED ELSEVIER C, 6.125%, 8/01/06	1,500,000	1,677,169
RIO TINTO FN GLB, 5.75%, 7/03/06 DT	1,000,000	1,120,926
ROYAL BK SC GLB, 8.817%, PERP SER2	1,155,000	1,322,070
ROYAL BK SC GLB3, 7.816%, 11/29/04	2,130,000	2,404,133
SBC COMMUN INC., 5.75%, 5/02/06	620,000	678,239
ST PAUL COS, 7.875%, 4/15/05	365,000	405,388
SALOMONSMITH, 5.875%, 3/15/06 DT	590,000	647,748
SOUTHER CO CAP, 5.3%, 2/01/07	1,000,000	1,081,159
SW AIR PASS THRU, 5.496%, 11/06	1,140,000	1,214,720
SWESTERN PUB SVCS, 5.125%, 11/06	1,025,000	1,016,358
TELEFONICA GLBL, 7.35%, 9/15/05	800,000	899,315
TEXAS EAST, 5.25%, 7/15/07	145,000	152,713
TEXAS UTIL, 6.375%, 10/01/04	1,000,000	1,076,764

(Continued)

18 of 29

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
USBKNA, 5.25%, 6/04/03	5,000,000	$ 5,092,388
USA ED INC., 5.625%, 4/10/07	1,500,000	1,650,365
UNILEVER GBL, 6.875%, 11/01/05 DT	3,000,000	3,398,029
UNION PLANTERS, 5.125%, 6/15/07	455,000	484,428
US BANCORP MTN, 3.95%, 8/23/07	750,000	777,083
VERIZON GLBL, 6.125%, 6/15/07	1,000,000	1,099,724
VERIZON WRLSS, 5.375%, 12/15/06	750,000	785,306
VIACOM INC GLB, 6.4%, 1/30/06 DT	100,000	113,087
VIACOM IC GL, 5.625%, 5/01/07, DT	895,000	985,347
VAELEC, 5.75%, 3/31/06	2,225,000	2,422,544
VODAFONE AIR, 7.625%, 2/15/05	2,500,000	2,828,024
WASH MUTUAL INC., 7.5%, 8/15/06	515,000	593,689
WASH MUTUAL INC., 5.625%, 1/15/07	1,535,000	1,682,484
WASH MUTUAL INC., 4.375%, 1/15/07	780,000	798,114
WISC ENERGY, 5.875%, 4/01/05	2,000,000	2,202,563
Total Corporate Bonds		185,942,878
Mortgage Related Securities:		
CMC 93-E S6, 6.25%, 11/08	2,738,870	2,785,618
CHASE 93-O A6, 6.25%, 12/09	3,481,195	3,561,675
FNMA, 15YR, 6.50%, 1/18, #TBA	8,000,000	8,432,500
FNMA, 15YR, 6.50%, 1/18, #TBA	5,000,000	5,270,313
COMM 99-1 A2, 6.455%, 5/32	2,000,000	2,258,180
CSFB 97-C2 A2, 6.52%, 1/35	1,015,000	1,102,381
CSFB 01-CP4 A1, 5.26%, 12/35	2,602,851	2,775,041
DLJ 89-2 G CDP30D-490, 7.03%, 10/20	219,687	217,490
DLJCM 98-CF1 A1B, 6.41%, 2/31	2,000,000	2,243,199
DLJCM 98-CG1 A1B, 6.41%, 6/31	2,360,000	2,652,402
DLJCM 99-CG2 A1B, 7.3%, 6/32	370,000	432,490
DLJCM 99-G3 A1A, 7.12%, 10/32	1,155,930	1,288,099
FHA 221D4, 7.43%, 7/22	1,441,509	1,516,744
FHLG, 7.0%, 12/26, #D76563	7,372	7,825
FHLG, 6.50%, 9/24, #G00320	1,470,618	1,548,802
FHLG, 7.75%, 7/09, #A01599	279,074	293,676
FHLG, 8.00%, 9/11, #A01606	382,912	403,939
FHR 1604 I, 6.0%, 11/08	3,603,065	3,846,362
FHR 1611 I, 6.0%, 2/23	4,000,000	4,179,335
FHR 1708 D, 6.0%, 7/08	495,000	519,599
FHR 2396 PX, 6.0%, 6/27	3,647,974	3,868,205
FHR 2347 PV, 6.5%, 5/12	1,423,715	1,562,898
FHLM MULTI, 7.375%, 3/06, #230114	6,153	6,206
FHLM, 9.0%, 9/05, #850105	7,677	8,097
FNR 90-84 Y, 9.0%, 7/20	298,310	338,842
FNMA, 15YR, 5.50%, 1/18, #TBA	5,000,000	5,179,688
FNR 93-118H, 6.5%, 11/07	2,470,791	2,566,784
FNR 93-129H, 6.5%, 8/08	360,000	395,196
FNR 93-211 PH, 6.0%, 3/08	2,994,866	3,118,280

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
FNR 93-215 E, 6.5%, 6/04	728,665	$ 749,539
FNR 93-231 M, 6.0%, 12/08	4,000,000	4,273,903
FNR 93-225 OH, 6.3%, 10/22	1,410,000	1,481,417
FNR 94-36 H, 6.375%, 1/23	2,700,000	2,820,877
FNR 94-38 PH, 6.45%, 12/22	5,000,000	5,216,419
FNR 95-19 L, 6.25%, 8/08	299,287	325,094
FNMA FHAL, 10.0%, 3/16, #002499	135,316	152,524
FNMA FHAL, 11.0%, 12/15, #008217	131,137	147,194
FNR 88-15 A, 9.0%, 6/18	74,668	84,191
FNS F 2, 11.5%, 5/09	130,345	148,848
FNMA 9.25%, 12/16, #124474	118,775	128,253
FNMA PL, 10.50%, 8/20, #149167	105,344	122,386
FNMA PL, 10.0%, 4/20, #149168	198,599	228,195
FNMA, 7.0%, 9/27, #251190	24,097	25,560
FNMA, 10.0%, 11/18, #303975	265,223	304,298
FNMA, 7.00%, 2/29, #323542	242,061	256,755
FNMA, 15YR, 5.50%, 12/14, #535168	3,180,947	3,338,661
FNMA, 15YR, 5.50%, 12/14, #535978	1,029,547	1,082,480
FNMA, 15YR, 5.50%, 9/14, #545728	2,395,411	2,518,567
FNMA, 15YR, 5.50%, 8/14, #563311	493,459	518,829
FNR 02-18 PE, 5.5%, 6/16	2,120,000	2,261,223
FULB 97-C1 A 2, 7.3%, 4/29	649,592	676,949
FULBA 98-C2 A 2, 6.56%, 11/35	2,000,000	2,273,342
GECMS 94-11 A 6, 6.5%, 3/24	1,453,646	1,491,112
GNMA, 6.87%, 3/31, #414220	3,015,061	3,318,311
GNMA, 7.25%, 4/06, #780487	156,407	162,138
GNR 02-37 C, 5.878%, 6/24	1,200,000	1,305,015
GNR 02-25 B, 6.214%, 3/21	1,000,000	1,108,665
LBCMT 99-C1 A2, 6.78%, 6/31	2,000,000	2,288,227
LBUBS 01-C3 A-1, 6.058%, 6/20	1,433,004	1,562,467
JPMC 99-C7 A-2, 6.507%, 10/35	180,000	203,277
MSC 98-WF1 A2, 6.55%, 3/30	1,055,000	1,194,033
MSC 98-WF2 A2, 6.54%, 7/30	595,000	675,155
MSC 98-HF2 A1, 6.01%, 11/30	1,899,276	2,056,650
MSC 98-HF2 A2, 6.48%, 11/30	420,000	473,800
MSC 99-WF1 A2, 6.21%, 11/31	1,040,000	1,164,729
NLFC 98-2 A1, 6.001%, 8/30	3,490,998	3,774,918
NLFC 99-1 A1, 6.042%, 1/31	1,378,011	1,484,424
PMAC 94-6 A4, 6.0%, 4/09	1,258,205	1,281,179
PSSF 98-C1 A1B, 6.506%, 7/08	2,000,000	2,254,181
KEY 00-C1 A1, 7.617%, 5/31	1,708,011	1,922,947
SBM7 02-KEY2 A2, 4.467%, 3/36	1,300,000	1,332,566
Total Mortgage Related Securities		120,569,164
Asset Backed Securities:		
AMXCA 01-2 A, 5.53%, 10/08	1,088,000	1,181,381
AMXMT 94-3 A, 7.85%, 8/05	590,000	661,982
AMCAR 01-B A4, 5.37%, 6/08	4,000,000	4,242,820

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
AMCAR 01-C A4, 5.01%, 7/08	2,000,000	$ 2,118,530
BMWOT 02-A A3, 3.8%, 5/06	1,210,000	1,244,419
BOIT 02-A2, 4.16%, 1/08	3,000,000	3,145,586
COMT 01-5 A, 5.3%, 6/09	839,000	903,591
COMT 02-4 A, 4.9%, 3/10	2,561,000	2,687,424
COAFT 02-A A3, 4.03%, 8/06	1,000,000	1,036,094
COAFT 02-A A4, 4.79%, 1/09	2,000,000	2,133,305
COAFT 02-B, 2.71%, 10/16	800,000	806,084
COMET 02-B1 B1 1ML+68, 7/08	1,100,000	1,092,133
CCCIT 01-A8 A, 8 4.1%, 12/06	3,000,000	3,130,810
CCCIT 02 A3 NT, 4.40%, 5/07	3,000,000	3,183,997
DCMT 98-7 A, 5.6%, 5/06	2,250,000	2,345,697
DCMT 00-9 A, 6.35%, 7/08	4,000,000	4,532,824
DFS 99-2 A3, 6.2%, 11/11	948,856	953,509
FCCMT 02-C A, 2.75%, 4/08	775,000	784,947
FORDO 00-C A5, 7.26%, 7/04	3,000,000	3,104,595
FORDO 01-A B, 5.96%, 7/05	1,000,000	1,053,080
HAT 02-2 A3, 2.85%, 3/06	1,000,000	1,008,608
HAT 02-3 A3A, 2.75%, 6/07	695,000	702,137
HPLCC 01-2 A, 4.95%, 6/08	2,000,000	2,099,429
HPLCC 02-1 A, 5.5%, 1/11	2,500,000	2,685,408
HPLCC 02-3 B 1ML, 9/09	650,000	650,807
MBNAM 98-D A, 5.8%, 12/05	5,000,000	5,129,740
MBNAM 00-I A, 6.9%, 1/08	2,000,000	2,226,245
MCELT 97-A A, 6.85%, 5/08	631,000	650,761
NAROT 02-C A3, 2.6%, 8/15/06	1,355,000	1,373,131
ONYX 99-B A4, 6.02%, 4/04	981,099	988,449
ONYX 02-C A3, 3.29%, 9/06	500,000	509,555
ONYX 02-D A3, 2.47%, 12/06	1,000,000	1,006,178
PCCMT 00-1 A, 6.7%, 10/09	3,000,000	3,264,821
SCAMT 98-2 A, 5.25%, 10/08	4,583,333	4,747,362
SCAMT 99-1 A, 5.65%, 3/09	5,000,000	5,255,197
TAROT 02-A A3, 2.62%, 2/07	1,250,000	1,263,838
USAOT 02-1 A3, 10/06	610,000	616,221
WESTO 02-1 A3A, 4.15%, 12/06	2,500,000	2,573,483
WESTO 02-2 A3, 3.81%, 2/07	1,000,000	1,031,977
WPP 99-A A2, 6.63%, 12/05	1,996,737	2,053,759
Total Asset Backed Securities		80,179,914

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
Fair value adjustment of synthetic investment contracts with Trustee as follows:		
Peoples Security Life Insurance Company (1 contract)		$ (8,425,498)
CDC Financial Products, Inc. (1 contract)		(8,427,030)
Union Bank of Switzerland (1 contract)		(8,425,444)
Chase Manhattan Bank (1 contract)		(8,303,791)
Total fair value adjustment		(33,581,763)
Total Stable Value Pool		613,688,720
Less investment in Stable Value Pool by the:		
Aggressive Life Strategy Fund		(4,069,449)
Moderate Life Strategy Fund		(25,639,658)
Conservative Life Strategy Fund		(20,094,720)
Total Life Strategy Funds		(49,803,827)
Total Stable Value Pool held by the Stable Value Fund		563,884,893
Other Investments:		
Interest bearing cash—Bankers Trust	144,376	144,376
Total Other Investments		144,376
Total Stable Value Fund		$564,029,269
Growth Company Fund:		
Registered Investment Company:		
* Fidelity Growth Company Fund	1,921,602	$ 68,063,156
Total Registered Investment Company		68,063,156
Other Investments:		
Interest bearing cash—Bankers Trust	15,654	15,654
Total Other Investments		15,654
Total Growth Company Fund		$ 68,078,810
Growth & Income Fund:		
Registered Investment Company:		
* Fidelity Growth & Income Fund	1,247,072	$ 37,798,750
Total Registered Investment Company		37,798,750
Other Investments:		
Interest bearing cash—Bankers Trust	818	818
Total Other Investments		818
Total Growth & Income Fund		$ 37,799,568

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
Contrafund:		
Registered Investment Company:		
* Fidelity Contrafund	1,593,039	$ 61,491,324
Total Registered Investment Company		61,491,324
Other Investments:		
Interest bearing cash—Bankers Trust	6,368	6,368
Total Other Investments		6,368
Total Contrafund		$ 61,497,692
Conservative Life Strategy Fund:		
Registered Investment Company:		
* Fidelity Growth & Income Fund	48,366	$ 1,465,960
* Fidelity Growth Company Fund	43,050	1,524,829
* Fidelity Contrafund	37,744	1,456,911
Total Registered Investment Company		4,447,700
Common Collective Trust:		
* BGI Equity Index Fund T	56,791	1,494,160
Total Common Collective Trust		1,494,160
Other Investments:		
Stable Value Pool (see pgs.12-19)	1,439,652	20,094,720
Interest bearing cash—Banker's Trust	1,031	1,031
Total Other Investments		20,095,751
Total Conservative Life Strategy Fund		$ 26,037,611
Moderate Life Strategy Fund:		
Registered Investment Company:		
* Fidelity Growth & Income Fund	296,649	$ 8,991,446
* Fidelity Growth Company Fund	251,396	8,904,453
* Fidelity Contrafund	235,197	9,078,588
Total Registered Investment Company		26,974,487
Common Collective Trust:		
* BGI Equity Index Fund T	341,802	8,992,803
Total Common Collective Trust		8,992,803

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2002

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
Other Investments:		
Stable Value Pool (see pgs. 12-19)	1,836,909	$ 25,639,658
Interest bearing cash—Bankers Trust	7,413	7,413
Total Other Investments		25,647,071
Total Moderate Life Strategy Fund		$ 61,614,361
Aggressive Life Strategy Fund:		
Registered Investment Company:		
* Fidelity Growth & Income Fund	175,089	$ 5,306,940
* Fidelity Growth Company Fund	144,630	5,122,798
* Fidelity Contrafund	136,310	5,261,549
Total Registered Investment Company		15,691,287
Common Collective Trust:		
* BGI Equity Index Fund T	201,055	5,289,764
Total Common Collective Trust		5,289,764
Other Investments:		
Stable Value Pool (see pgs. 12-19)	293,482	4,069,449
Interest bearing cash—Bankers Trust	2,069	2,069
Total Other Investments		4,071,518
Total Aggressive Life Strategy Fund		$ 25,052,569
Loan Fund:		
Loans to Participants with interest rates ranging from 5.25% to 11.5%, maturing through 2033	47,527,981	$ 47,527,981
Total Loan Fund		$ 47,527,981
Total assets held for investment purposes		$2,244,159,208

* Party-in-interest.

(Concluded)

24 & 29

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF 5% OF THE CURRENT PLAN ASSETS

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
* Fidelity Management Trust Company	PPG Industries, Inc. Common Stock	$ 153,087,685	$ -	$ 35,575	$ 153,087,685	$ 153,052,110	$ -
* Fidelity Management Trust Company	PPG Industries, Inc. Common Stock	-	239,963,308	74,812	239,343,662	239,963,308	544,834

* Party-in-interest.

25 of 27

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Relationship to Plan, employer or other party-in-interest	Description of Transaction	Value of Asset on Transaction Dates	Expenses Incurred in Connection With Transaction
PPG Industries, Inc.	Plan Sponsor	Participant contributions amounting to $18,242 were not submitted to the trustee when these contributions could have been reasonably segregated from the general assets of the Company or within 15 business days of the following month for 65 participant accounts between 1999-2002. The contributions, including employer match, totaled $26,911 and were transferred to the trustee at various dates in 2002. In addition, each affected participant's account also includes applicable investment earnings as calculated per the Internal Revenue Code Section 6621 rate. The additional earnings totaled $18,575 and were funded by the Plan Sponsor.	$ 45,486	$ 4,875*

* Expenses were paid by PPG Industries, Inc.

PPG INDUSTRIES
EMPLOYEE SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-13605 of PPG Industries, Inc. on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of the PPG Industries Employee Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 26, 2003

Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the PPG Industries Employee Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. Thomas Welsh, Director, Payroll, Benefits and HRIS of PPG Industries, Inc. and Administrator of the Plan, as the individual who performs the chief supervisory role for the Plan and has principal responsibility for overseeing the financial statements of the Plan, certify to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

/s/ G. Thomas Welsh
G. Thomas Welsh
Director, Payroll, Benefits and HRIS
of PPG Industries, Inc. and Administrator
of the Plan
June 26, 2003

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.